[redacted]

08027023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFutures Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11719 Bee Cave Road, Suite 200
(No. and Street)

Austin (City) | Texas (State) | 78738 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Debi Halbert | 1-800-348-3601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) | Hunt Valley, (City) | Maryland (State) | 21030 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary D. Halbert, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ProFutures Financial Group, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOANNE SULLIVAN
Notary Public, State of Texas
My Commission Expires
June 25, 2011

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFUTURES FINANCIAL GROUP, INC.

TABLE OF CONTENTS

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
ProFutures Financial Group, Inc.

We have audited the accompanying statement of financial condition of ProFutures Financial Group, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFutures Financial Group, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 21, 2008

PROFUTURES FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 95,330
Common stock of The NASDAQ Stock Market, Inc. (cost – $8,100)	14,847
Total assets	$110,177
LIABILITIES	
Accounts payable	$ 2,567
Due to affiliate	9,018
Total liabilities	11,585
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 20,000 shares; 10,000 shares issued and outstanding	12,000
Additional paid-in capital	49,360
Retained earnings	37,232
Total stockholder's equity	98,592
Total liabilities and stockholder's equity	$110,177

See accompanying notes.

PROFUTURES FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

REVENUE	
Selling agent fees and commissions	$106,085
Interest and dividends	3,839
Other income	35,000
Unrealized gain on investments	5,610
Total revenue	150,534
EXPENSES	
Professional fees	87,119
Regulatory fees	24,714
Operating expenses	12,861
Total expenses	124,694
NET INCOME	$ 25,840

See accompanying notes.

PROFUTURES FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	No Par Value Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2006	$12,000	$49,360	$11,392	$72,752
Net income for the year ended December 31, 2007			25,840	25,840
Balances, December 31, 2007	$12,000	$49,360	$37,232	$98,592

See accompanying notes.

PROFUTURES FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash flows from (for) operating activities	
Net income	$25,840
Adjustments to reconcile net income to net increase in cash and cash equivalents:	
Unrealized gain on investments	(5,610)
(Decrease) in accounts payable	(4,249)
Increase in due to affiliate	9,018
Net increase in cash and cash equivalents	24,999
Cash and cash equivalents – beginning of year	70,331
Cash and cash equivalents – end of year	$95,330

See accompanying notes.

PROFUTURES FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General

ProFutures Financial Group, Inc. (the "Company") was organized on March 17, 1989 under the laws of Texas. The Company is a broker and dealer in securities registered with and regulated by the United States Securities and Exchange Commission and is a member firm of the Federal Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD). Consistent with restrictions provided by the Company's registration, it does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Accounting

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments in money market mutual funds. Interest is recorded on the accrual basis and includes interest-equivalent dividends from money market mutual funds.

D. Common Stock

The Company's investment in the common stock of The NASDAQ Stock Market, Inc. is reported at market value. Security transactions are recorded on the trade date. Realized gains and losses from security transactions, if any, are determined using the identified cost method. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Brokerage commissions and other trading fees are reflected as an adjustment to cost or proceeds at the time of the transaction. Dividends are recorded on the ex-dividend date.

E. Income Taxes

The Company has elected "S" corporation status under the Internal Revenue Code, pursuant to which the Company does not pay U.S. corporate income tax on its taxable income. Instead, the stockholder is liable for individual income tax on the Company's taxable income.

Effective January 1, 2007, the Company adopted the Financial Accounting Standards Board Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. The adoption of FIN 48 had no impact on the Company's financial statements.

Note 2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2007, the Company has net capital of $93,047, which is $88,047 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is .12 to 1.

Note 3. RELATED PARTIES

The Company entered into a selling agreement with ProFutures, Inc., an affiliated entity, whereby the Company will act as broker-dealer for any fund in which ProFutures, Inc. is the General Partner or Trading Manager. In accordance with the selling agreement, during 2007, ProFutures, Inc. paid the Company an annual fee of $105,318 for acting as their Selling Agent. In January 2008, during management's annual review of the selling agreement, it was discovered that ProFutures, Inc. overpaid the Company during 2007 due to an error in the calculation of selling agent fees. This overpayment of $9,018 is included in the statement of financial condition at December 31, 2007 as due to affiliate and will be settled by a reduction in the 2008 selling agent fees paid to the Company. The selling agreement also provides for the allocation of a portion of overhead expenses such as rent, telephone and administrative costs from ProFutures, Inc. to the Company generally based on the percentage of time spent by certain employees conducting broker-dealer related duties. Approximately $10,466 was allocated during 2007 and is included in operating expenses in the statement of operations.

Note 4. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

At December 31, 2007 and for the year then ended, there were no liabilities subordinated to the claims of creditors.

Note 5. IMDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6. REGULATORY MATTERS

During 2005, the NASD conducted a routine compliance examination of the Company. During the course of the examination, the NASD raised questions regarding the Company's advertising practices. Effective October 19, 2007, the Company, Gary Don Halbert and Jon Patrick Meyer entered into a letter of acceptance, waiver and consent ("Settlement Agreement") with FINRA, formerly the NASD, without admitting or denying the findings, to settle allegations that the Company, Mr. Halbert and Mr. Meyer "failed to pre-file sales literature with FINRA's Advertising Department and issued sales literature that was exaggerated, unwarranted, or misleading" in violation of certain provisions under NASD Conduct Rules 2110 and 2210. Pursuant to the Settlement Agreement, the Company paid a fine of $1,500, which is included in regulatory fees in the statement of operations. Mr. Halbert and Mr. Meyer were subject to a censure, and a joint and several monetary fine of $7,500.

Note 6. REGULATORY MATTERS (CONTINUED)

On August 6, 2007, the Company received a one-time special payment of $35,000 from FINRA as a benefit from the consolidation of NASD and NYSE Member Regulation. Such amount is included as other income in the statement of operations.

SUPPLEMENTARY INFORMATION

PROFUTURES FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Total stockholder's equity	$98,592
Deduct items not allowable for net capital:	
Haircuts on securities and money market funds	(4,006)
Undue concentrations	(1,539)
Net capital	$93,047
Minimum net capital required – 6 2/3% of aggregate indebtedness	$ 772
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$93,047
Minimum net capital requirement	5,000
Excess net capital	$88,047
Total aggregate indebtedness (total liabilities)	$11,585
Ratio of aggregate indebtedness to net capital	12 %

Statement Pursuant to Paragraph (d) of Rule 17a-5

The computation of net capital and required net capital stated above is materially consistent with ProFutures Financial Group, Inc.'s computation of net capital and required net capital in the December 31, 2007 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA).

PROFUTURES FINANCIAL GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2007

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, ProFutures Financial Group, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

PROFUTURES FINANCIAL GROUP, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For The Year Ended December 31, 2007

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder
ProFutures Financial Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of ProFutures Financial Group, Inc. (the "Company"), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 21, 2008

END